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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                   Commission File Number 0-752

                             NOTICE OF LATE FILING

          (Check One):  [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
                        [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: December 31, 1995
[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:___________________________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________
____________________________________________________________________________

                         Part I. Registrant Information

Full name of registrant: Westmoreland Coal Company

Former name if applicable:___________________________________________________

Address of principal executive office (street and number):
     2 North Cascade Avenue Holly Sugar Building - 14th Floor

City, State and Zip Code: Colorado Springs, CO 80903

                        Part II. Rule 12b-25(b) and (c)

      If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
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     The Form 10-K for the period ending December 31, 1995 could not be filed within the prescribed time period due to the fact that the President and Chief Executive Officer, Christopher K. Seglem required surgery on March 20, 1996 and has not been able to review the Form 10-K.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification
                   Robert J. Jaeger          (719) 442-2600
                   ----------------        ------------------
                        (Name)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [ ] No

     The Company's net loss was $86.4 million for 1995 compared to net income of $20.2 million for 1994. Operating loss was $95.6 million compared to an operating loss of $15.2 million for 1994. Net loss applicable to common shareholders was $91.3 million or a loss per share of $13.11 for 1995 compared to net income per share of $2.19 for 1994. The substantial losses for 1995 were driven by the third quarter idling of the Company's unprofitable Virginia Division and Pine Branch Mining, Inc. and the recognition of associated liabilities. The majority of this loss was recognized and disclosed in the Form 10-Q for the period ending September 30, 1995.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Westmoreland Coal Company
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 29, 1996                  By:  /s/  Robert J. Jaeger
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     Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act, the information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restated information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.